Schedule A

To the Distribution Agreement List of Funds

Dated as of October 28, 2020

All Share Classes of the Following Funds:

Highland Funds I:

Highland Healthcare Opportunities Fund

Highland/iBoxx Senior Loan ETF

Highland Merger Arbitrage Fund

Highland Opportunistic Credit Fund

Highland Funds II:

Highland Small-Cap Equity Fund

Highland Fixed Income Fund

Highland Socially Responsible Equity Fund

Highland Total Return Fund